SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

August 13, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

This announcement replaces the announcement "Earnings Release 2Q 2007 Samsung Electronics" made on 13 July 2007. In the text of the announcement the Increase (decrease) in Working Capital, etc on the Cash Flow table of page 9 was -0.55 while it should have been 0.55. All other text remains the same.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665.

Thank you.

Very truly yours,

Hyo Jung Lim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) hj4.lim@samsung.com

Earnings Release Q2 2007

Samsung Electronics

July 2007

Disclaimer

This document is provided for the convenience of investors only, before our external audit on Q2 2007 financial results of our headquarters is completed.
The audit outcomes may cause some parts of this document to change.

This document contains "forward-looking statements" - that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," or "will." Forward-looking statements by their nature address matters that are, to different degrees, uncertain.

For us, particular uncertainties which could adversely or positively affect our future results include:
the behavior of financial markets including fluctuations in exchange rates, interest rates and commodity prices; strategic actions including dispositions and acquisitions;
unanticipated dramatic developments in our major businesses including semiconductor, LCD, telecommunication, digital media and digital appliances;
and numerous other matters at the national and international levels which could affect our future results

These uncertainties may cause our actual results to be materially different from those expressed in this document.

Sales and Profits

(Units : Trillion KRW)

	2Q '07	Q-on-Q	1Q '07	2Q '06	Y-on-Y
Sales	**14.63**	2%	**14.39**	**14.11**	4%
Gross Profit	**3.34**	- 3%	**3.44**	**3.71**	- 10%
(Margin)	*(23%)*		*(24%)*	*(26%)*	
SG&A	2.43	8%	2.26	2.29	6%
Operating Profit	**0.91**	- 23%	**1.18**	**1.42**	- 36%
(Margin)	*(6%)*		*(8%)*	*(10%)*	
Non-operating Income	0.71	8%	0.66	0.34	107%
Pretax Income	**1.62**	- 12%	**1.84**	**1.76**	- 8%
(Margin)	*(11%)*		*(13%)*	*(13%)*	
Income tax	0.20	- 19%	0.24	0.26	- 26%
Net Income	**1.42**	- 11%	**1.60**	**1.50**	- 5%
(Margin)	*(10%)*		*(11%)*	*(11%)*	

Sales



20
15
10
5
Domestic
20%
Export
80%
21%
79%
19%
81%
2Q '07
1Q '07
2Q '06

Profits



2
1
0.91
1.42
1.18
1.60
1.42
1.50
2Q '07
1Q '07
2Q '06
Operating Profit
Net Income

Divisional Performance - Sales

2Q'07



7%
10%
29%
31%
23%

1Q '07



5%
11%
31%
32%
20%

(Units : Trillion KRW)

	2Q '07	Q-on-Q	1Q '07	2Q '06	Y-on-Y
Semiconductor	**4.26**	*- 5%*	**4.48**	**4.42**	*- 4%*
Memory	3.08	*- 7%*	3.30	3.32	*- 7%*
System LSI	0.65	*14%*	0.57	0.52	*25%*
LCD	**3.34**	*17%*	**2.84**	**2.85**	*17%*
Telecom	**4.50**	*- 2%*	**4.60**	**4.28**	*5%*
Handsets	4.23	*- 1%*	4.28	4.04	*5%*
Digital Media	**1.45**	*- 7%*	**1.55**	**1.66**	*- 13%*
Appliances	**0.95**	*23%*	**0.77**	**0.77**	*23%*
Total	**14.63**	*2%*	**14.39**	**14.11**	*4%*

Semiconductor LCD Telecom Digital Media Appliances Others

Divisional Performance – Operating Profit

(Units : Trillion KRW)

	2Q '07	Q-on-Q	1Q '07	2Q '06	Y-on-Y
Semiconductor	**0.33**	- 39%	**0.54**	**0.98**	- 67%
(Margin)	*(8%)*		*(12%)*	*(22%)*	
LCD	**0.29**	298%	**0.07**	**0.07**	290%
(Margin)	*(9%)*		*(3%)*	*(3%)*	
Telecom	**0.35**	- 41%	**0.60**	**0.41**	- 13%
(Margin)	*(8%)*		*(13%)*	*(9%)*	
Digital Media	**- 0.06**		**- 0.04**	**- 0.06**	
(Margin)	*(- 4%)*		*(- 2%)*	*(- 4%)*	
Appliances	**-**		**-**	**-**	
(Margin)	*(0.1%)*		*(- 0.02%)*	*(- 0.4%)*	
Total	**0.91**	- 23%	**1.18**	**1.42**	- 36%
(Margin)	*(6%)*		*(8%)*	*(10%)*	

【Consolidated basis operating profit※】

(Units : Trillion KRW)

	2Q '07	1Q '07	2Q '06
Telecom	0.5	0.8	0.4
Digital Media	0.2	0.2	0.2
Appliances	0.1	0.03	0.04

※ The consolidated OP for business with a high level of overseas production is provided to enhance the understanding of the investors.

Semiconductor

'07 PC Shipment

(Unit: million)

	Q1'07	Q2	Q3	Q4	Total
PC Shipment	59	58	66	76	259
Growth Rate	-9%	-1%	13%	15%	12%

'07 PC GB/system

(GB)

	Q1'07	Q2	Q3	Q4	Total
GB/sys	1.1	1.3	1.4	1.6	1.4
Growth Rate	15%	18%	13%	10%	64%

'07 NAND Rev by density

(Samsung)


100%
50%
0%
16Gb
8Gb
< 4Gb
Q1
Q2
Q3
Q4

(Source: Samsung Electronics, Jul 2007)

Q2 Results Analysis

Memory

- **DRAM: Strong demand growth driven by price elasticity amid continued weak pricing due to high level of supply**
  - Strong GB/sys growth due to the low PC module pricing
    - · 1.1GB/Q1 → 1.3GB/Q2 (18%↑, QoQ)
  - Supply increase caused DDR2 prices to decline
  - Samsung's bit growth : 31%↑, QoQ
    - · Accelerated 80nm($6F^2$) production (30%/Q1→50%/Q2)
    - · Enhanced cost competitiveness with a line upgrade (8"→12")

- **NAND : Continued strong pricing under robust demand & supply shortage**
  - Healthy demand driven by 2GB+ cards & newly launched music phones
    - · Increased demand of 8Gb MLC due to higher density NAND adoption
  - Shortage caused by difficulties in geometry migration by our competitors
  - Samsung's bit growth : 11%↑, QoQ
    - · Continued 50mn migration & increased wafer input

System LSI

- **Continued sales growth due to strong demand for DDI for handset display and AP for mobile applications**

TFT-LCD

Large Panel Shipment


(Unit : million)
21
18
15
12
9
6
3
0
31%
14.8
19.3
3.0
3.9
5.6
7.1
6.2
8.2
Q1 '07
Q2 '07
TVs
Note PC
Monitor

Area Breakdown


53%
30%
17%
51%
32%
17%
TVs
Note PC
Monitor
Q1 '07
Q2 '07

Q2 Results Analysis

Large Panels

- **Significant shipment increase due to strong panel demand in preparation for 2H seasonality**
  - Monitor (33%↑): Strong shipment growth in all sizes, especially in 20+"
    → 20"+ panel shipment: 1.2 mn units (52%↑ QoQ)
  - Note PC (28%↑): Panel shipment growth driven by mainstream products (14.1" & 15.4")
  - TV (32%↑): Continue to focus on our strategic segment of 40+" and increased shipment of 32" panels
    → 40+": 25%↑ QoQ (50"+ 78%↑ QoQ), 32": 66%↑ QoQ,
- **Stronger than expected IT panel pricing**
  - Monitors (19"W) : '07 Q1 $115 → '07 Q2 $120 (4% ↑)
  - Note PC (15.4"W) : '07 Q1 $95 → '07 Q2 $100 (5% ↑)
  - TV (40") : '07 Q1 $685 → '07 Q2 $600 (12% ↓)

Small/Mid Panels

- **Increase in panel shipment and price recovery of HHP panels**
  - '07. Q1 22.4 mn → '07. Q2 24.4 mn (9%↑)

Telecommunication

Shipment


1600
1400
1200
1000
800
600
400
200
0
114
32.9
28.9
25.2
26.7
39%
150+α
2H
37.4
34.8
'06
'07
(Unit: million)
[ ] 4Q
3Q
2Q
[ ] 1Q

Shipment by Region


40
35
30
25
20
15
10
5
0
34.8
34%
29%
29%
8%
37.4
34%
32%
27%
7%
Q1 '07
Q2 '07
(Unit: million)
[ ] Asia etc
Europe
Americas
[ ] Korea

Q2 Results Analysis

Handsets

- **Handset shipment of 37.4 mn units (8%↑ QoQ, 49%↑YoY)**

- Overseas: Shipment increase due to strong sales of high-end products (Ultra Edition, etc) and mass models in emerging markets

※ Cumulative sales of Ultra Edition exceeding 12 mn units and 2nd quarter sales of 4.6 mn units for SGH-E250

- Domestic: Maintained QoQ shipment level with the full product line-up including HSDPA phones

- **ASP: '07.1Q $155 → '07.2Q $148 (5% ↓ QoQ)**

- New product launches (UE II and Ultra Special) after late May
- Increased volume of mass-market models in emerging markets

- **Margin decline due to higher marketing expenses**

- Increased marketing expenditure due to launches of strategic models including Ultra Edition II and Ultra Special (Music, Video)

Network

- Sales decreased QoQ due to weak seasonal demand and delayed business of overseas operators

Digital Media & Digital Appliances

TV Market Share


20%
16%
12%
8%
LCD-TV
PDP-TV
Total TV
#1
#3
#1
#3
#1
#1
(Source: D/Search, June 2007)
4Q'06
1Q'07
2Q'07(E)

Revenue (Appliances)

(Unit : Trillion KRW)


1
0.5
0
0.77
0.95
23% ↑
1Q'07
2Q'07

Q2 Results Analysis

Digital Media

※ *Including overseas sales*

- **Continued market share gain in flat panel TV**
  - ☞ **Q2 Shipment: 12%↑ QoQ (Market 2%↑), 102%↑ YoY (Mkt 47%↑)**
  - Maintained market leadership in US & EU (#1 market share in FPTV)
    - · Strong sales of "Bordeaux Plus" LCD-TV
      - ※ 750K cumulative three-month sales of "Bordeaux Plus" since the launch (vs. 370K first three-month sales for "Bordeaux")
  - Launched new flagship model "70-inch FHD LCD-TV" (June '07)
    - · World first 70-inch with LED BLU and improved contrast ratio(500K:1)
- **Expect further M/S gain in color laser printer due to strong sales of the world's smallest color printer in Q2**
  - Color printer M/S: 8.1% in Q4'06 (Rank #3) → 12.7% in Q1'07(#2)

Digital Appliances

- **Sharp increase of revenue and operating profit due to strong sales of air-conditioners & refrigerators in pre-summer season**
  - Air-conditioners shipments 6%↑ QoQ, Refrigerators 28%↑ QoQ

Financial Position

(Units : Trillion KRW)



Assets
60
50
40
30
20
10
57.8
6.4
5.1
28.8
17.5
56.5
2.9
5.5
29.8
18.3
59.3
4.1
5.2
29.8
20.2
Cash*
A/R &
Inventories
PP & E
Other Assets
FY '06
Q1 '07
Q2 '07



Liabilities & Equity
60
50
40
30
20
10
0.1
12.5
45.2
0.1
12.0
44.4
0.1
12.4
46.8
Debt
Other
Liabilities
Shareholders'
Equity
FY '06
Q1 '07
Q2 '07

Key Ratios

	FY '06	Q1 '07	Q2 '07
Debt / Equity	0.2%	0.2%	0.2%
Net Debt / Equity	- 13.9%	- 6.3%	-8.6%
Return on Equity	18.7%	14.3%	12.5%
Return on Asset	14.6%	11.2%	9.8%

* Cash = Cash + Cash equivalents + Short-term financial instruments + Marketable securities

Cash Flow


2Q '07
Finance
0.03
Operation
3.14
Investment
1.98
Net Cash Increase
1.20
Cash Inflow
Cash Outflow

(Units : Trillion KRW)

	2Q '07	1Q '07
Cash* (Beginning of period)	**2.91**	**6.37**
Cash flow from Operation	**3.14**	**1.86**
Net profit	*1.42*	*1.60*
Depreciation	*1.73*	*1.66*
Income (Loss) from equity method	*-0.56*	*-0.56*
Increase (Decrease) in working capital, etc.	*0.55*	*-0.84*
Cash flow from Investment	**-1.98**	**-2.78**
CAPEX	*-2.03*	*- 2.63*
Cash flow from Finance	**0.03**	**-2.54**
Dividend	-	*-0.75*
Decrease of short-term borrowings	-	-
Repurchase of shares	-	*-1.83*
Proceeds from sales of shares under stock option plan	*0.03*	*0.03*
Net increase in cash	**1.20**	**-3.46**
Cash* (End of period)	**4.11**	**2.91**

* Cash = Cash + Cash equivalent + Short-term financial instruments + Marketable securities

Business Outlook

Semiconductor

Business Outlook

'07 2GB PC forecast



100%
50%
0%
2GB
1GB
0.5GB
Q1
Q2
Q3
Q4

NAND density by applications



$/GB(MLC)
SSD
PMP
90GB
30GB
20GB
10GB
$8
$5
$3
$1
'07
'08
'09
'10

(Source: Samsung Electronics, Jul 2007)

Memory

- **DRAM: Strong seasonal demand & slow-down in supply growth**
  - Seasonal DRAM demand pick up
    - · "Back-to-school" demand and greater 2GB adoption for PCs
    - · Stronger specialty DRAM demand driven by handsets & game consoles
  - Expect supply growth to slowdown due to capacity shift to NAND and difficulties in 70nm-process migration

☞ **Samsung: Improvement of cost competitiveness from 80/68nm($6F^2$) (50%/Q2→65%/Q3)**

- **NAND: Accelerated adoption of higher density memory for the new applications**
  - Launch of new applications adopting Giga-bytes of NAND
    - · Music phones : 1GB~8GB, Note PCs & UMPCs with SSDs : 32GB~64GB
  - Strong seasonal demand & higher NAND adoption from MP3Ps and DSCs

☞ **Samsung: 50nm 8Gb SLC & 16Gb MLC will trigger greater penetration in high density MP3Ps, music phones, PMPs, and SSDs**
- · Cost competitiveness with 50nm production (5%/Q2→20%/Q3)

System LSI

- **Expect the strong sales of multi-channel DDI for large TV panels and AP for smart phones**

TFT-LCD

Business Outlook

Large Panel Market Demand Outlook

(Unit : million, million m²)

	'07		
	1H	2H	HoH
Monitor	82.3	87.4	6%
Notebook	48.3	53.2	10%
TV	35.0	45.9	31%
Total	171.3	193.2	13%
Total Area	21.7	26.5	22%

Large Panel Shipment



15%
(Unit : million)
24
21
18
15
12
9
6
3
0
19.3
3.9
7.1
8.2
22.1
4.3
9.0
8.8
'07 Q2
'07 Q3
TVs
Note PC
Monitor

Market

- **Expect strong market demand to continue due to seasonality (Q3 Unit: 95mn, 7% QoQ)**
  - IT panels: Positive impact from "Back-to-School" and size upgrade (20+")
  - TV panels: Significant demand increase expected, especially for premium 40+" segments (FHD, LED, 120Hz)

* **Expect firm panel pricing from slower quarterly capacity growth rate during the next two quarters.**

Samsung

- **Q3: Expect improved results with shipment growth and stable pricing**
  - Large panels: 22.1mn (15%↑) / Small & Mid: 31.3mn (28%↑)
- **Expect further improvement in IT panel shipment & pricing**
  - IT Panel shipment in Q3: 16%↑QoQ (Monitors 6%↑/ Note PCs 26%↑)
- **Expect TV panel shipment growth & further competitiveness improvement in 40+" panels**
  - TV panel shipment in Q3: 12%↑
  - Successful 8G ramp-up will bring additional M/S gain and improvement in cost structure of 46"/52" (Expecting over 55% M/S for 46"/52" in 2H)

Telecommunication

Business Outlook

Market

- **'07 Global handset market: 1.13 bn units**
  - Emerging market demand including China and India to sustain strong growth
    - · YoY growth : China (20%↑), Middle East&Africa/ Southeast Asia (25%↑)
  - GSM (WCDMA) portion to expand continuously
    - · GSM: '05. 78% → '06. 79% → '07. 83% · WCDMA: '06. 9% → '07. 15%
  - Domestic market to expand due to new services (HSDPA, DMB etc)
    - · '06. 16.2mn → '07. 19mn, 17% ↑ YoY

Worldwide market vs. Samsung Shipment



Market Demand
Samsung Shipment
(Unit : million)
1200
1000
800
600
400
200
0
805
103
23%
11%
989
114
14%
32%+
1130
150+ α
'05
'06
'07(E)

Samsung

- **Handset shipment to exceed 150 mn units in '07**
  - M/S gain expected with more than 32% annual shipment growth
    - · Differentiated high-end products (UEII etc) and strengthened product line-up in emerging markets
- **Shipment increase expected in 2nd half due to strong seasonality**
  - Sales pick-up of Ultra Edition II and Ultra Special (Music / Video)
    ※ Expected launch of Ultra Smart(F700): HSDPA, Touch screen + QWERTY keypad, 3Megapixel camera
  - Diversify strategic models for emerging markets (C160, C170 etc) and strengthen operator business
- **Supply Mobile WiMAX base stations for Sprint in Washington DC & Baltimore areas and expand business by exploring additional operators**

Digital Media

【 LCD-TV Market Forecast 】



(Unit : million)
50
40
30
20
10
40"↑
37"↓
73%↑
190%↑
47%↑
81%↑
17
1.6
15
29
4.5
25
29
6.0
23
43
10.8
32
1H'06
2H'06
1H'07
2H'07

(D/Search '07.6)

【 Printer Market Forecast 】



(Unit : $ billion)
Color Laser
Mono Laser
Inkjet
CAGR 4.0%↑
127
27
57
43
134
31
57
45
139
36
58
46
145
40
58
47
149
44
57
48
2006
2007
2008
2009
2010

(IDC & Lyra Research '07.1Q)

Business Outlook

Market

- **2H '07 FPTV market: 50mn units (53%↑ HoH)**
  - ☞ **LCD-TV: 43mn units (47% ↑ HoH), PDP-TV: 7mn (40%↑ HoH)**
  - Strong growth of the 40+" segment in LCD TV market (6M in 1H '07 → 10.8M in 2H '07, 81%↑)
  - Price competition to be intensified as TV makers are expected to expand their product line-up to gear up for peak sales season
- **Continued growth of multifunction printers (14% YoY) and color laser markets (18% YoY)**
  - Market growth driven by high-speed multifunction printers in the US and mass-market color laser printers (below 1,000$)

Samsung

- **Strengthen market leadership in FPTV (Target 2H: 7mn+ units)**
  - Continue to expand M/S by focusing on 40+" FHD segments & diversify distribution channels
  - Intensify cost competitiveness through enhanced SCM
- **Expand M/S in color printers and printers for corporate market**
  - Reinforce color printer line-up for corporate usage (3 in 1H → 8 in 2H)
  - Strengthen infrastructure for corporate business in EU & US
- **Expect strong sales growth of all IT and CE products in 2H '07**

Capital Expenditures

(Units : Trillion KRW)

	'07 Plan	1H '07 **(Actual)**	*(%)*	'06 Actual
Semiconductor	**5.44**	**3.64**	***(67%)***	**6.64**
Memory	4.82	3.22	*(67%)*	5.82
System LSI	0.54	0.39	*(72%)*	0.75
LCD	**1.41**	**0.62**	***(44%)***	**2.53**
Telecommunication	**0.56**	**0.11**	***(20%)***	**0.22**
Digital Media & Others	**0.69**	**0.28**	***(41%)***	**0.62**
Total	**8.10**	**4.66**	***(58%)***	**10.01**

Q & A

Proforma Balance Sheet (Parent Basis)

(Unit : 100 Million, KRW)

	2Q '07 (A)	1Q '07 (B)	2Q '06 (C)	Q-on-Q (A - B)	Y-on-Y (A - C)
Current Assets	126,143	116,349	123,587	9,794	2,556
- Cash & Cash Equivalents	33,478	19,481	30,412	13,997	3,066
- Marketable Securities	7,611	9,617	14,439	-2,006	-6,828
- A/R	20,216	22,434	18,763	-2,218	1,453
- Inventories	31,745	32,116	30,401	-371	1,344
Non Current Assets	466,359	448,598	389,231	17,761	77,128
- Investment	151,262	134,248	107,989	17,014	43,273
- PPE	298,021	298,250	266,244	-229	31,777
- Intangible Assets	5,432	5,436	4,906	-4	526
- Other Non Current Asset	11,644	10,663	10,092	981	1,552
Total Assets	592,503	564,947	512,818	27,556	79,685
Liabilities	124,373	120,613	106,900	3,760	17,473
- Debts	871	884	903	-13	-32
- Trade Accounts and N/P	21,589	21,501	20,823	88	766
- Other Accounts and N/P	24,930	30,092	25,254	-5,162	-324
- Accrued Expenses	30,226	23,472	23,312	6,754	6,914
- Income Tax Payable	10,474	9,037	5,245	1,437	5,229
Shareholders' Equity	468,130	444,334	405,918	23,796	62,212
- Capital Stock	8,975	8,975	8,975	0	0
- Capital Surplus	63,645	63,632	63,723	13	-78
- Capital Adjustments	-87,384	-87,674	-70,149	290	-17,235
- Accumulated Other Comprehensive Income	16,570	7,302	4,438	9,268	12,132
- Retained Earnings	466,324	452,099	398,931	14,225	67,393
Total Liabilities & Shareholder's Equity	592,503	564,947	512,818	27,556	79,685

Proforma Income Statement (Parent Basis)

(Unit : 100 Million, KRW)

	2Q '07 (A)	%	1Q '07 (B)	%	2Q '06 (C)	%	Q-on-Q (A - B)	Y-on-Y (A - C)
Sales	146,329	100%	143,860	100%	141,079	100%	2,469	5,250
- Domestic	29,947	20.5%	30,824	21.4%	27,392	19.4%	-877	2,555
- Export	116,382	79.5%	113,036	78.6%	113,687	80.6%	3,346	2,695
Cost of Sales	112,897	77.2%	109,417	76.1%	103,968	73.7%	3,480	8,929
Gross Profit	33,432	22.8%	34,443	23.9%	37,110	26.3%	-1,011	-3,678
SG&A	24,325	16.6%	22,612	15.7%	22,930	16.3%	1,713	1,395
- Wages & Fee	3,760	2.6%	3,990	2.8%	3,749	2.7%	-230	11
- Marketing Expenses	6,315	4.3%	3,398	2.4%	4,276	3.0%	2,917	2,039
- R&D / Royalty Expenses	9,195	6.3%	10,078	7.0%	9,800	6.9%	-883	-605
Operating Profits	9,107	6.2%	11,831	8.2%	14,180	10.1%	-2,724	-5,073
Non OP Income & Expenses	7,077	4.8%	6,578	4.6%	3,423	2.4%	499	3,654
- F/X Gain (or Loss)	402	0.3%	-339	-0.2%	73	0.1%	741	329
- Gain (or Loss) on Foreign Currency Translation	-30	0.0%	22	0.0%	4	0.0%	-52	-34
- Gain (or Loss) on Equity Investment	5,556	3.8%	5,585	3.9%	2,348	1.7%	-29	3,208
Ordinary Profits	16,183	11.1%	18,409	12.8%	17,603	12.5%	-2,226	-1,420
Income before Income Taxes	16,183	11.1%	18,409	12.8%	17,603	12.5%	-2,226	-1,420
- Income Taxes	1,958	1.3%	2,417	1.7%	2,636	1.9%	-459	-678
Net Income	14,225	9.7%	15,992	11.1%	14,967	10.6%	-1,767	-742

END